SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date: February 19, 2002             Mr. Gerry A. Racicot
                                    President

                          [LOGO] Eiger technology inc.

        K-Tronik Reports Record Revenue for Third Straight Year - Growth
                            of over 950% in 3 Years

TORONTO, Feb. 19 /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF) announced today that its K-Tronik International Corp. subsidiary grew by 50.5% for the year ending September 30th, 2001. K-Tronik has grown 957% over a three-year period and met its first quarter revenue target of $2.3 million, despite an overall slowdown in spending. Gross margin increased to 33.8% in Q-1, leading to an improvement in net income of 70%. Over the past three years K-Tronik has demonstrated its ability to create strong demand for its lighting ballast product, while improving their cost efficiencies. Currently, there is a K-Tronik ballast installed every 3 minutes worldwide.

K-Tronik is a leading manufacturer of electronic lighting ballasts whose rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient, PCP laden electromagnetic ballasts. The strong brand recognition and market share built by K-Tronik in the energy efficient lighting business over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future. The ballast industry is presently growing at approximately 30% per year and it is anticipated that it will continue to do so through 2005. Over the past three years, K-Tronik has grown at a rate of more than double the industry norm on an annual basis.

Pursuant to the press release dated December 6th, 2001 regarding the public listing of K-Tronik's shares, Eiger provides the following update:

Public Listing - K-Tronik submitted an initial 8-K disclosure document with the United States Securities and Exchange Commission (SEC) on December 12, 2001. Subsequent to this filing, it will also be filing an SB-2 registration statement with the SEC, qualifying K-Tronik's shares for listing. Depending on both the length of the SEC comment period and SEC workload, K-Tronik anticipates that it should be trading by approximately June30th, 2002 subject to SEC approval.

Acquisition Strategy - K-Tronik has identified over US $100 million in targeted acquisitions over a 24-month period with the first being Dae Gyung Corp., a Korean Corporation that manufactures transformers for the Consumer Electronics and Telecommunication Industry. Dae Gyung currently has annual sales at December 31st, 2001 of $5.8 million with a net income after tax of $627,000 or 10.85% net margin.

K-Tronik's strategy moving forward is to increase market share through acquiring ESCO'S (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the Electronic Ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information, please contact Roland P. Austrup, Vice-President at (416) 216-8659

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

330 Bay Street, Suite 602, Toronto, ON M5H 2S8 Phone: (416) 216-8659
                              Fax: (416) 216-1164